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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2004

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On February 11, 2004, JSG Funding plc issued a press release announcing 2003 fourth quarter and full year results. A copy of the press release is attached hereto as Exhibit 1.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
By:	/s/ IAN J. CURLEY Name: Ian J. Curley Title: Director and Chief Financial Officer

Date: February 17, 2004

LIST OF EXHIBITS

Exhibit	Description
1.	JSG Funding plc press release, dated February 11, 2004, announcing 2003 fourth quarter and full year results.

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SIGNATURES
LIST OF EXHIBITS